Rio Narcea Gold Mines, Ltd.

Quarterly Report to Shareholders

For the Second Quarter Ended

June 30, 2007

Operations Office

C/ Secundino Roces Riera, 3 – 2º

Centro de Empresas Asipo I

33428 Cayés – Llanera (Asturias)

Spain

Tel.: (34) 98 573 3300

Fax: (34) 98 573 3301

E-mail: info@rngm.com

Registered Office

Scotia Plaza

Suite 2100

40 King Street West

Toronto, ON M5H 3C2

Canada

www.rionarcea.com

The following discussion of the operating results and financial position of the Company should be read in conjunction with the accompanying unaudited interim consolidated financial statements and related notes for the second quarter ended June 30, 2007 (refer to note 2 of the unaudited interim consolidated financial statements) and Management’s Discussion and Analysis and audited annual consolidated financial statements for the year ended December 31, 2006. The date of this Management Discussion and Analysis is August 10, 2007.

Second Quarter Highlights

(stated in thousands of U.S. dollars unless otherwise indicated)

▪

Successful take-over bid by Lundin for Rio Narcea (refer to “Take-over bid” section below).

▪

Revenues of $50,088, of which $50,830 from Aguablanca mine.

▪

Net income of $16,623 ($0.10 per share).

▪

Cash provided by operating activities of $31,323, of which $37,891 from Aguablanca mine. Cash provided by operating activities before changes in components of working capital of $23,723(a).

▪

$95,327 held in cash and cash equivalents, and $63,365 in long-term investments in traded securities (Chariot).

▪

Production from Aguablanca of record 3.8 million pounds of nickel and 3.5 million pounds of copper. Sales of 3.6 million pounds of nickel at a cash cost of $5.81 per pound(a)(b).

▪

Tasiast gold project commenced hot commissioning in May 2007.

(a) Refer to “Non-GAAP measures” section.

(b) There is a price participation clause embedded in the calculation of the treatment charges.

Subsequent event

▪

Sale, on August 2, 2007, of the Tasiast project and all other exploration rights in Mauritania to Red Back for $225 million cash plus the assumption by Red Back of the Tasiast project debt and hedging (refer to “Take-over bid” section below).

Overview

Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or the “Company”) reported net income for the second quarter of 2007 of $16,623 or $0.10 per share compared to $5,623 and $0.04 per share in the same period of 2006. Revenues from Aguablanca mine amounted to $50,830 in the second quarter of 2007 ($36,855 in the same period 2006). Operating cash flow from Aguablanca mine in the second quarter of 2007 of $37,891 contributed to positive cash flow of $31,323 for the quarter compared to $14,754 in the same period of the prior year ($14,202 from Aguablanca mine). Operating cash flow before changes in working capital amounted to $23,723 ($29,510 from Aguablanca mine) during the second quarter of 2007, compared to $23,112 ($22,317 from Aguablanca mine) in the same period of prior year.

For the six months ended June 30, 2007, net income amounted to $42,973 or $0.26 per share, compared to $8,529 or $0.05 per share in the same period of 2006. Revenues from Aguablanca mine amounted to $108,785 during the first half of 2007 ($64,063 in the same period 2006). Operating cash flow from Aguablanca mine in the first six months of 2007 of $68,907 contributed to positive cash flow of $56,557 compared to $16,586 in the same period of the prior year ($21,013 from Aguablanca mine). Operating cash flow before changes in working capital amounted to $60,439 ($69,390 from Aguablanca mine) during the first half of 2007, compared to $35,165 in the same period of prior year ($36,528 from Aguablanca mine).

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Selected Quarterly Information

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
	$	$	$	$
Revenues	50,088	53,288	112,749	100,689
Net income	16,623	5,623	42,973	8,529
Net income per share – basic	0.10	0.04	0.26	0.05
Net income per share – diluted	0.10	0.03	0.25	0.05
Cash flow provided by operating activities	31,323	14,754	56,557	16,586
of which from Aguablanca mine	37,891	14,202	68,907	21,013
Cash flow provided by operating activities before changes in components of working capital (a)	23,723	23,112	60,439	35,165
of which from Aguablanca mine	29,510	22,317	69,390	36,528

(a) Refer to “Non-GAAP Measures” section.

	June 30, 2007 $	December 31, 2006 $
Cash and cash equivalents	95,327	79,774
Total assets	460,734	381,913
Long-term debt	30,909	38,656
Dividends declared per share	-	-

Refer to “Results of Operations – Consolidated” section below for causes of period to period variations.

Summary of Quarterly Results

	2007		2006				2005
	2Q	1Q	4Q	3Q	2Q	1Q	4Q	3Q
Revenues	50,088	62,661	65,918	59,087	53,288	47,401	34,131	30,070
Net income (loss)	16,623	26,350	46,590	15,612	5,623	2,906	(a) (12,367)	(9,050)
Net income (loss) per share – basic	0.10	0.16	0.29	0.10	0.04	0.02	(0.08)	(0.06)
Net income (loss) per share – diluted	0.10	0.16	0.28	0.10	0.03	0.02	(0.08)	(0.06)
Cash flow provided by operating activities	31,323	25,234	42,346	18,454	14,754	1,832	11,530	6,253
Cash flow provided by (used in) operating activities before changes of working capital(b)	23,723	36,716	29,966	18,851	23,112	12,053	(1,587)	1,184

(a) Includes a write-down of $28.4 million.

(b) Refer to “Non-GAAP Measures” section.

Nickel – copper production at the Aguablanca mine commenced in early 2005. Sales increased significantly from the second quarter of 2005 onward, due to improved performance of the Aguablanca mine and higher metal prices. In addition, the Company recorded an income tax benefit of $20,405 in the fourth quarter of 2006, after recognizing the recoverability of certain tax assets.

Take-over bid

On April 4, 2007, Lundin Mining Corporation and a wholly-owned subsidiary of Lundin Mining Corporation (collectively “Lundin”) and the Company signed a support agreement pursuant to which Lundin has made an offer to acquire, by way of a take-over bid, all of the outstanding common shares of the Company, on a fully diluted basis, and all of the outstanding warrants of the Company. The offer consideration was CDN$5.00 cash for each common share and CDN$1.04 cash for each warrant.

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On April 20, 2007, in accordance with the terms of the support agreement, Lundin mailed the Take-over Bid Circular to Rio Narcea shareholders and warrantholders. The offer was originally open for acceptance until May 29, 2007, and subsequently extended until June 29, 2007. Also on April 20, 2007, the Company mailed the Directors’ Circular in respect of the offer, in which Circular the Directors of the Company unanimously recommended to Rio Narcea shareholders and warrantholders that they accepted the offer.

On June 29, 2007, the offer consideration was increased to CDN$5.50 cash for each common share and the offer was further extended until July 16, 2007. Simultaneously, the Directors of the Company newly recommended that holders of common shares and warrants of the Company accept the amended offer.

On July 17, 2007, Lundin announced that 120.5 million shares (representing 71.2% of the outstanding shares) and 14.8 million warrants (representing 67.0% of the outstanding warrants) had been tendered to the bid and taken-up, and that the offer was extended, under the same terms, until August 10, 2007. On August 9, 2007, the offer was further extended to August 20, 2007.

On August 10, 2007, Lundin announced that 146.4 million shares (representing 86.2% of the outstanding shares) and 17.0 million warrants (representing 76.9% of the outstanding warrants) had been tendered to the bid and taken up.

On April 3, 2007, Lundin and Red Back Mining Inc. (“Red Back”) signed an option agreement for the sale of the Tasiast gold project and all exploration rights in Mauritania held by the Company to Red Back, conditional on the completion of the bid. Completion of the Tasiast sale took place on August 2, 2007. Consideration paid by Red Back for the acquisition of all of the shares of Tasiast Mauritanie Limited S.A. and Tasiast Mauritanie Limited (the two subsidiaries of the Company that hold the Tasiast project and all exploration rights in Mauritania) amounted to $225,000 cash plus the assumption by Red Back of the Tasiast project debt ($42,500 plus interest for the period July 1, 2007 to August 1, 2007 of $335) and gold derivatives financial instruments related to this debt facility (fair value on August 1, 2007 of $10,150). As at June 30, 2007, the book value of the two subsidiaries sold to Red Back amounts to $138,888 (refer to note 1 of the unaudited interim consolidated financial statements).

Changes to Board of Directors

As a result of the successful take-over bid for the Company by Lundin, the new Board of Directors of the Company is comprised of Colin K. Benner (Chairman), Karl-Axel Waplan (Chief Executive Officer), William A. Rand, Brian D. Edgar, John H. Craig and Dale C. Peniuk. All of the previous directors of the Company resigned on July 17, 2007.

Review of Mining Operations

Aguablanca

A summary of the Aguablanca operating results is shown below:

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	Three Months Ended June 30, 2007	Three Months Ended March 31, 2007	Three Months Ended December 31, 2006	Three Months Ended September 30, 2006	Three Months Ended June 30, 2006	Three Months Ended March 31, 2006
Ore milled (tonnes)	422,900	406,800	418,600	375,000	359,700	314,700
Nickel head grade (%)	0.54	0.54	0.54	0.60	0.61	0.68
Copper head grade (%)	0.41	0.45	0.47	0.51	0.49	0.54
Nickel recovery (%)	76.3	74.0	72.3	68.0	73.2	75.4
Tailings nickel grade (%)	0.13	0.14	0.15	0.19	0.16	0.17
Copper recovery (%)	91.1	90.8	91.0	88.2	91.2	90.9
Tailings copper grade (%)	0.04	0.04	0.04	0.06	0.04	0.05
Concentrate nickel grade (%)	7.3	7.3	6.4	6.3	6.6	7.1
Concentrate copper grade (%)	6.6	7.3	6.9	7.0	6.5	6.8
Nickel production (000 lb)	3,814	3,594	3,604	3,399	3,558	3,541
Copper production (000 lb)	3,458	3,625	3,914	3,740	3,515	3,412

The Aguablanca mine produced a record 3.8 million pounds of nickel and 3.5 million pounds of copper during the second quarter of 2007 compared to 3.6 million pounds of nickel and 3.5 million pounds of copper in the same period of 2006. The treatment plant processed 422,900 tonnes of ore in the three month period ended June 30, 2007, 18% more than in the same period of 2006 and 4% more than in the first quarter of 2007. Head grades during the quarter were 0.54% and 0.41% for nickel and copper, respectively (0.61% and 0.49% for nickel and copper, respectively in the same period of 2006). Tailings grades during the quarter were 0.13% for nickel and 0.04% for copper (equivalent to recoveries of 76.3% and 91.1%, respectively) compared to 0.16% for nickel and 0.04% for copper in the same period of 2006. Nickel and copper grades in concentrate increased from 6.6% and 6.5%, respectively, during the second quarter of 2006 to 7.3% and 6.6%, respectively, during the same period of 2007, contributing to a reduction in both treatment and transportation costs. The significant improvement in concentrate grades is due to modifications in the flotation process.

During the three month period ended June 30, 2007 the plant has been treating an average of 212 tonnes per hour (“tph”) with plant availability of 91%. This corresponds to a throughput of approximately 1.7 million tonnes per annum.

Mine production performed well during the quarter, with mining rates conforming to plant production. An underground mining study by Australian Mining Consultants (“AMC”) is underway. The area under study is immediately below the open pit and does not include the deep body that is currently being drill tested (refer to “Exploration” section below).

Review of Gold Projects

Tasiast

Hot commissioning of the treatment plant commenced on May 23, 2007 and was still in progress as at August 2, 2007.

On this date, and as a result of the completion of the option agreement entered into on April 3, 2007 between Lundin and Red Back, the shares of Tasiast Mauritanie Limited S.A. and Tasiast Mauritanie Limited (the two subsidiaries of the Company that hold the Tasiast project and all exploration rights in Mauritania) were sold to Red Back (refer to “Take-over bid” section above).

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Salave

Having commenced the permitting process in 2004, all required documentation was presented by the Company for approval during 2005. In August 2005, the regional Government of Asturias rejected the application for “change of land use” required to develop the project. This decision, which was not based on environmental factors, was not anticipated as it contradicted several other authorizations received by the Company from the Government of Asturias, including the expropriation of certain farm land having declared it of public interest for mining use. After review of its legal options, the Company commenced legal applications in the local courts seeking reversal of the decision and/or monetary compensation. In the event that the decision of the Government of Asturias is maintained, the independent legal advisors of the Company believe that the Company should succeed in obtaining significant monetary compensation. However, the outcome and timing of any legal action remain uncertain.

The Salave deposit hosts mineral resources of 1,462,176 ounces of gold in the measured and indicated categories, included in 15.2 million tonnes of mineralized material at an average grade of 2.99 grams per tonnes; and 223,387 ounces of gold in the inferred category, included in 2.8 million tonnes of mineralized material at an average grade of 2.47 grams per tonne (refer to the MD&A for the year-end 2006).

El Valle and Carlés

Pursuant to the closure of the El Valle and Carlés mines in December 2006, restoration activities are continuing.

On January 26, 2007, the Company entered into an option agreement with Kinbauri Gold Corporation (“Kinbauri”), under which Kinbauri had the option to purchase the El Valle mine, the Carlés mine and the El Valle plant for $5,000 in cash, of which $100 was received on signature of the option agreement. On February 15, 2007, Kinbauri gave notice of exercise of the option, and closure of the transaction, including receipt by the Company of the $4,900 outstanding balance of the purchase consideration, occurred on March 30, 2007. The Company is committed to restore certain surface areas that are no longer required for mining, including sealing of the tailings dam that is currently underway.

Total closure costs, including redundancy payments, amounted to $5,312 of which only $363 were outstanding to be paid as at June 30, 2007. Total future restoration costs are estimated at $3,715, which amount is fully provided for in the balance sheet as at June 30, 2007.

Las Vueltas (Honduras)

Total future restoration costs are estimated at $1,042, which amount is fully provided for in the balance sheet as at June 30, 2007. Closure activities are in progress and it is expected that they will be finalized by the end of 2008.

Strategic shareholding in Chariot Resources Limited

As at June 30, 2007, the Company holds 60,190,500 common shares of Chariot Resources Limited (“Chariot”), representing a 19.9% of the total outstanding common shares of Chariot.

Chariot is a resource company focused in the Andes region of Latin America. Its current principal technical objective is to develop the Mina Justa deposit at its 70% owned Marcona copper project in Peru. The Marcona copper project is located within the Nazca Province, Ica Department (Peru), in the southern Peruvian coastal belt, approximately 400 kilometres southeast of Lima. The Mina Justa deposit is the principal development target of the Marcona project. A bankable feasibility study is currently being undertaken by Chariot.

The Company believes the Marcona project has potential to be a significant low cost copper producer and, through its stake in Chariot, it will support sound and effective management to develop and realize this potential.

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Exploration

Exploration drilling activity has increased during the second quarter of 2007. At the Aguablanca deposit, four underground rigs are currently operating, and at Ossa Morena region, two rigs were active during most of the second quarter of 2007. A total of 5,927 metres of drilling have been completed during the second quarter of 2007 at Aguablanca and Ossa Morena. In addition, 10,065 metres have been drilled at Tasiast during the second quarter of 2007.

Aguablanca deposit

Four underground rigs are currently working on the Aguablanca nickel deposit. Fourteen holes amounting 4,099 metres have been completed during the reporting period.

Drilling continued focused on the deep body testing for the lateral extensions of the previously defined mineralization. Nickel sulphide mineralization remains open to the east where some of the most significant results were obtained. Thus, for example, the first hole drilled on section 7375E, AGU-1067, intersected, at 0.5% nickel cut-off, 26.40 metres at 1.05% nickel and 0.78% copper (results obtained from independent laboratory (Omac Laboratories, Ltd.)). At a 1% nickel cut-off, that intersection contains several higher intercepts: 0.60 metres at 3.14% nickel and 0.36% copper; 4.10 metres at 1.39% nickel and 0.83% copper and 7.50 metres at 1.81% nickel and 1.09% copper.

With these new results, the strike length continuity of the Deep Body has been extended to 125 metres, from section 7250E to 7375E.

In addition, a 25x25 metres infill drilling program started at the end of the second quarter of 2007 for which the company has approved a $1,000 budget expansion. The first set of results received from this infill drilling program returned some impressive results. Thus, hole AGU-1079 in section 7275E returned 34.10 metres at 0.98% nickel and 0.87% copper; hole AGU-1078 in section 7325E returned 57.30 metres at 0.86% nickel and 0.83% copper and hole AGU-1080 in section 7375E returned 52.50 metres at 0.72% nickel and 0.78% copper (results obtained from the Aguablanca mine laboratory). All these intersections contain higher grade mineralized intervals running up to 5.65% nickel and 0.86% copper over 1.20 metres in hole AGU-1080.

For the moment the infill drilling program is confirming the current geological model including grades and widths. Prior to the starting of this infill drilling program the average true thickness of the Deep Body mineralization was estimated to be 22 metres and the average nickel and copper grades 0.90% and 0.65%, respectively.

Most of the intersections in the Deep Body will bring new resources to the deposit and it is anticipated that the current infill drilling program will result in a significant portion of this new zone being upgraded to the indicated resource category.

Ossa Morena (Spain and Portugal)

Surface exploration drilling is in progress on the Argallón nickel project where four holes were completed during the second quarter of 2007.  A small drilling program has also been conducted on the Cortegana project consisting of three holes on the main Tejadillas prospect.

Exploration drilling at the Argallón nickel project continued targeting coincident geochemical and geophysical anomalies in the search for shallow, open pittable, low to mid grade mineralization mostly related to disseminated sulphides.  During the reporting period, two holes hit wide intervals of weak to moderate disseminated magmatic sulphide mineralization hosted by altered troctolitic gabbros. Drill hole ARG-10 had a composite mineralized interval of 19.50 metres (just from surface) at 0.15% nickel and 0.07% copper, while drill hole ARG-11 had a composite mineralized interval of 42.80 metres at 0.13% nickel and 0.05% cooper, being the highest individual result 0.25% nickel over 1.0 metre interval. These two holes were drilled on the 500 metres long east soil anomaly where previous drilling encountered mineralized intervals running up to 0.58% nickel and 0.45% copper.

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Current drilling at Argallón is focused on the main west soil anomaly where previous drilling showed some encouraging intersections as for example 5.60 metres at 0.31% nickel and 0.15% copper from 56.70 metres depth.

At Cortegana, three holes were drilled at the main Tejadillas prospect targeting for the east extensions of the previously defined magmatic sulphide mineralizations. The three holes encountered more contaminated/hybrid faces and less ultramafics than expected confirming that were located at the fringe zones of the mafic/ultramafic complex. Just one of the holes hit the favourable ultramafic unit with a weak to moderate dissemination of magmatic sulphides, which returned 41.90 metres at 0.12% nickel and 0.06% copper.

A detailed reinterpretation of all the available data suggests that the main target zone at Tejadillas is north north-west oriented, 300 metres wide and approximately 1,400 metres long. Next round of drilling will be focus on the north and south extension of the already defined disseminated magmatic sulphide mineralization, where some previous drill holes returned encouraging intersections as 10.00 metres at 0.30% nickel and 0.10% copper or 1.36% nickel and 0.2% copper over 0.2 metres.

An airborne electromagnetic survey covering the most prospective exploration targets in the Ossa Morena region will start at the end of August or beginning of September 2007.

Mauritania

A reverse-circulation (“RC”) drilling program commenced at Tasiast in the first week of May. In addition, a second combination rig started a 2,000 metres core drilling program. During the second quarter of 2007, a total of 10,065 metres of drilling has been completed distributed on 98 holes, most of which (9,539 metres in 97 holes) correspond to the RC program.

Results of Operations

Consolidated

The Company generated a net income of $16,623 ($0.10 per share) for the second quarter of 2007 compared to $5,623 ($0.04 per share) during the same period prior year. The main factors that have contributed to significant improvement in the results of operations are as follows:

•

Increase of $13,975 in sales from Aguablanca mine, as a result of higher nickel and copper production and market prices. Cost of sales related to Aguablanca mine increased by $6,836.

•

Decrease of $17,175 in sales from gold operations, as a result of the closure of El Valle and Carlés gold mines. Cost of sales related to gold operations decreased by $9,710.

•

Derivatives losses of $2,292 during the second quarter of 2007 compared to $20,800 in the same period of 2006, which are related to derivative financial instruments entered into as a requirement of the Aguablanca and Tasiast project financings. The amount for 2007 included a $3,151 non-cash gain due to mark-to-market of the derivative instruments and a $5,443 cash loss incurred on settlement of the derivatives that matured in 2007.

•

Income tax expense of $4,197 was recorded in the second quarter of 2007, compared to $313 in the same period of 2006.

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The Company generated a net income of $42,973 ($0.26 per share) for the six month period ended June 30, 2007, compared to $8,529 ($0.05 per share) in the same period of 2006. The main factors that have contributed to significant improvement in the results of operations are as follows:

•

Increase of $44,722 in sales from Aguablanca mine, as a result of higher nickel and copper production and market prices. Cost of sales related to Aguablanca mine increased by $10,809.

•

Decrease of $32,662 in sales from gold operations, as a result of the closure of El Valle and Carlés gold mines. Cost of sales related to gold operations decreased by $25,514.

•

Gain of $3,276 derived from the disposal of El Valle and Carlés, which was sold to Kinbauri on March 30, 2007.

•

Foreign currency exchange losses of $2,636 in the first half of 2007, compared to gains of $1,336 in the same period of 2006.

•

Derivatives losses of $7,120 during the first half of 2007 compared to $30,538 in the same period of 2006, which are related to derivative financial instruments entered into as a requirement of the Aguablanca and Tasiast project financings. The amount for 2007 included a $2,404 non-cash gain due to mark-to-market of the derivative instruments and a $9,524 cash loss incurred on settlement of the derivatives that matured in 2007.

•

Income tax expense of $14,129 was recorded in the first half of 2007, compared to $529 in the same period of 2006.

A detailed discussion by segment of the main factors that have affected results of operations is as follows:

Aguablanca mine

Aguablanca mine produced a net income of $21,830 in the second quarter of 2007 compared to $5,990 in the same period of 2006.

In the six month period ended June 30, 2007, Aguablanca mine obtained a net income of $54,562 compared to $12,602 in the same period of 2006.

Sales – Nickel operations – During the second quarter of 2007, the Company sold 3.6 million pounds of nickel and 3.4 million pounds of copper, generating revenues of $50,830, compared to 3.1 pounds of nickel, 3.1 million pounds of copper for revenues of $36,855 in the same period of 2006.

During the six month period ended June 30, 2007, the Company sold 7.2 million pounds of nickel and 7.1 million pounds of copper, generating revenues of $108,785 compared to 7.0 pounds of nickel, 6.7 million pounds of copper for revenues of $64,063 in the same period of 2006.

As at June 30, 2007, 4.8 million pounds of nickel had been sold at prices that had yet to be fixed, for which, the prevailing three-months average nickel forward prices as at June 30, 2007 ($15.98 per pound) were applied.

Average realized nickel price was $15.71 and $18.14 per pound sold, respectively, in the three and six month periods ended June 30, 2007, compared to $11.96 and $9.43 in the same periods of 2006. The average three-month nickel price during the same periods was $20.89 and $19.26 per pound, respectively.

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	Three Months Ended June 30				Six Months Ended June 30
	2007		2006		2007		2006
	$000	$/lb	$000	$/lb	$000	$/lb	$000	$/lb

Nickel sold during the period (b)	73,409	20.16	23,719	7.71	133,418	18.45	47,939	6.87
Effect on sales of period-end adjustments and final pricing	(16,223)	(4.45)	13,059	4.25	(2,239)	(0.31)	17,808	2.56
Nickel sales (a)	57,186	15.71	36,778	11.96	131,179	18.14	65,747	9.43

Average three-month market price		20.89		8.90		19.26		7.81

Sales of nickel (lb 000)		3,641		3,075		7,231		6,973

(a)

Refer to note 12 of the unaudited interim consolidated financial statements.

(b)

Calculated at the nickel prices ruling when concentrate is shipped.

The average realized copper price was $3.33 and $2.78 per pound sold, respectively, in the three and six month periods ended June 30, 2007, compared to $4.37 and $3.24 in the same periods of 2006. The average three-month copper price during the same periods was $3.44 and $3.07 per pound, respectively.

	Three Months Ended June 30				Six Months Ended June 30
	2007		2006		2007		2006
	$000	$/lb	$000	$/lb	$000	$/lb	$000	$/lb

Copper sold during the period (a)	10,858	3.25	8,241	2.68	18,978	2.68	15,229	2.28
Effect on sales of period-end adjustments and final pricing	259	0.08	5,202	1.69	711	0.10	6,386	0.96
Copper sales	11,117	3.33	13,443	4.37	19,689	2.78	21,615	3.24

Average three-month market price		3.44		3.24		3.07		2.71

Sales of copper (lb 000)		3,341		3,075		7,070		6,665

 (a)

Calculated at the copper prices ruling when concentrate is shipped.

Cost of sales – Nickel operations (refer to note 13 of the unaudited consolidated financial statements) – Cost of sales of Aguablanca mine amounted to $14,901 in the second quarter of 2007 and $28,300 in the six month period ended June 30, 2007.  This compares to $8,065 and $17,491, respectively, in the same periods of 2006. The difference between Nickel sales and Cost of sales – Nickel operations resulted in a positive contribution of $35,929 and $80,485 for the three and six month periods ended June 30, 2007, compared to $28,790 and $46,572 in the same periods of 2006, respectively.

The increase in Cost of sales in the second quarter of 2007 with respect to the same period of 2006 resulted from:

•

Higher mining expenses in the second quarter of 2007 ($5,609) with respect to same period of 2006 ($2,116), due to an increase in the strip ratio (from 3.0:1 in the second quarter of 2006 to 7.3:1 in the same period of 2007, being the average life-of-mine strip ratio 7.6:1) and to an increase of 9% in the mining unit cost.

•

Higher plant expenses in second quarter of 2007 ($7,877) with respect to same period of 2006 ($5,960), due to an 18% increase in throughput and to a 1% increase in unit costs (from $17.1 per tonne in the second quarter of 2006 to $17.3 per tonne in the same period of 2007).

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The increase in Cost of sales in the first half of 2007 with respect to the same period of 2006 resulted from:

•

Higher mining expenses in the first half of 2007 ($9,758) with respect to same period of 2006 ($3,986), due to an increase in the strip ratio (from 3.0:1 in the first half of 2006 to 6.8:1 in the same period of 2007, being the average life-of-mine strip ratio 7.6:1) and to an increase of 2% in the mining unit cost.

•

Higher plant expenses in the first half of 2007 ($15,486) with respect to same period of 2006 ($11,596), due to a 23% increase in throughput and a to a 3% increase in unit costs (from $17.7 per tonne in the first half of 2006 to $18.3 per tonne in the same period of 2007).

Cash costs per pound (refer to “Non-GAAP Measures” section) amounted to $5.81 and $6.99 per pound sold, respectively, in the three and six month periods ended June 30, 2007. This compares to $2.57 and $2.73 per pound sold, respectively, in the same periods of 2006. The increase in cash cost was basically due to the higher mine and plant cash costs per pound, as discussed above, and the higher nickel prices that resulted in higher treatment charges, as per the price participation clause existing in the agreement with the smelter.

Cash costs include charges for mining ore and waste associated with current period production, processing ore through milling facilities, and by-product credits and other cash costs. Rio Narcea’s Aguablanca mine produces copper, platinum, palladium and cobalt as by-products. Proceeds from the sale of by-products are reflected as credits to cash costs. All of these charges and by-product credits are included in expenses for purposes of determining cash costs.

Depreciation and amortization expenses – Depreciation and amortization expenses for the Aguablanca mine increased to $3,057 in the second quarter of 2007 from $2,026 in the same period of 2006. These expenses amounted to $5,869 in the six month period ended June, 30, 2007, compared to $3,896 in the same period of 2006. The increase is due to the higher nickel production, since most of the assets are depreciated and amortized on a unit-of-production basis.

Derivatives loss – The Company incurred a loss of $4,558 in the second quarter of 2007 and a loss of $6,894 for the six month period ended June, 30, 2007 ($20,187 and $29,391 in the same periods of 2006, respectively) in relation to copper derivative financial instruments due to the increase in the copper market price. As at June 30, 2007, the copper derivative financial instruments outstanding amounted to 5,236 tonnes, with maturities until September 2008. The Company records its derivative financial instruments at fair value in its consolidated financial statements; the fair value of the copper derivative financial instruments outstanding as at June 30, 2007 amounted to negative $23,467.

Income tax (expense) benefit – The Company has recorded an Income tax expense of $4,747 in the second quarter of 2007 and $10,226 in the six month period ended June 30, 2007 ($nil in same periods of 2006) in relation to its Aguablanca mine. The Company has no current income taxes payable derived from its Aguablanca mine, due to the eligibility of its Spanish projects for the use of free depreciation for tax purposes, which effectively means a deferral of taxes payable. With commodity prices at current levels, the Company would expect to start incurring current income taxes at the end of 2007 or early in 2008.

Tasiast project

Tasiast gold project incurred a net gain of $2,028 in the second quarter of 2007 compared to a net loss of $1,868 for the same period of 2006. The main factor that contributed to this decrease in losses was the derivative gain of $2,266 incurred during the three months period ended June 30, 2007 as a result of the mark-to-market of the gold options entered into at the end of June 2006 as a requirement of the $42,500 project finance obtained from Macquarie Bank Ltd. (“Macquarie”) for the construction of the project.

During the first half of 2007, Tasiast gold project incurred in a net loss of $495 compared to $2,368 in the same period of 2006. Derivative loss of $226 was recorded during the first half of 2007.

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Derivatives loss – The Company incurred a non-cash gain of $2,266 in the second quarter of 2007 and a non-cash loss of $226 in the first half of 2007 ($nil in the same periods of 2006) as a result of the mark-to-market of gold derivative financial instruments, due to the evolution of gold market price, from $632 per ounce on December 31, 2006 to $662 as at March 31, 2007 and to $650 as at June 30, 2007. The Company did not incur any loss on settlement of derivatives since no derivatives matured in the first half of 2007. As at June 30, 2007, the gold derivatives of the Company included put options on 280,000 ounces at $600 per ounce and call options on 280,000 ounces at $795 per ounce (refer to note 10 of the unaudited interim consolidated financial statements). The Company records its derivative financial instruments at fair value in its consolidated financial statements; the fair value of the gold derivative financial instruments outstanding as at June 30, 2007 amounted to negative $8,158.

El Valle and Carlés mines

El Valle and Carlés operations incurred a net loss of $5,168 in the second quarter of 2007 compared to net income of $2,193 in the same period of 2006. Net loss was $5,311 for the six month period ended June 30, 2007, compared to $376 in the same period of 2006.

Sales – Gold operations – The Company’s revenues from its own gold operations amounted to $3,964 in the first half of 2007, compared to  $20,256 for the six month period ended June 30, 2006. The El Valle and Carlés operations ceased in December 2006 (refer to “Review of Gold Projects – El Valle and Carlés” section). During the second quarter of 2007, the Company did not sell additional material but finally settled some material sold in previous periods, in accordance with conditions included in the agreement with the customer, resulting in negative sales for the current period.

There were no sales under the Nalunaq agreement during the first half of 2007 due to the termination of this agreement at the end of 2006. In the three and six month period ended June 30, 2006 the Company had received revenues of $3,260 and $16,370, respectively.

Cost of sales – Gold operations (refer to note 13 of the unaudited interim consolidated financial statements) – Cost of sales of Company’s gold own operations amounted to $2,495 and to $7,078 in the three and six month period ended June 30, 2007 compared to $8,105 and $16,121 in the same periods of 2006, respectively. Costs incurred in 2007 are in relation to works carried out in the mining area and in the treatment plant as part of the care and maintenance plan.

Cost of sales – Gold operations – Nalunaq ore (refer to note 13 of the unaudited interim consolidated financial statements) – No Cost of sales under the agreement with Nalunaq was incurred in the first half of 2007 due to the termination of this agreement at the end of 2006. In the three and six month periods ended June 30, of 2006, the Company incurred cost of sales of $4,098 and $16,471, respectively.

Disposals of El Valle and Carlés (refer to note 3 of the unaudited interim consolidated financial statements) – In the first half of 2007, the Company recorded a gain of $3,276 on the disposal of the El Valle and Carlés mines to Kinbauri on March 30, 2007 for total cash consideration of $5,000.

Income tax (expense) benefit – An income tax expense of $911 was recorded in the second quarter of 2007 ($4,340 in the six months period ended June 30, 2007), due to the use of tax depreciation from El Valle and Carlés for the reduction of the taxable income generated by the Aguablanca mine. No income tax had been recorded during the first six months of 2006.

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Corporate and Regional Exploration

(this segment includes all other activities of the Company except Aguablanca, El Valle and Carlés and Tasiast)

Corporate operations incurred a net loss of $2,067 in the second quarter of 2007 compared to $692 in the same period of 2006. The main causes of this increase in losses during the second quarter of 2007 were the foreign currency exchange gain of $99 compared to $731 in the same period of 2006, resulting from the parent company holding cash and cash equivalents in Euros, the decreased in interest income to $26 compared to $630 in the same period of 2006, as result of a decrease in average cash balance during the period, and the additional asset retirement obligation of $1,042 recorded in the second quarter of 2007 in respect of the Las Vueltas mine in Honduras.

The net loss amounted to $5,783 in the six month period ended June, 30, 2007, compared to $1,329 in the same period of 2006. The main causes of this increase in losses during the first half of 2007 were the foreign currency exchange loss of $1,030 (gain of $1,280 in 2006), the decrease in interest income to $78 compared to $953 in the same period of 2006, and the additional asset retirement obligation of $1,042 recorded in the second quarter of 2007 in respect of the Las Vueltas mine in Honduras.

Exploration costs (Excluding exploration at Aguablanca, El Valle and Carlés and Tasiast) – Exploration costs amounted to $831 in the second quarter of 2007, compared to $824 in the same period of 2006, and $1,363 in the first six months of 2007 compared to $1,563 in the same period of 2006.

A breakdown by project of the exploration expenditures incurred is as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006
	$	$	$	$

Ossa Morena	521	446	896	960
Salave	174	135	224	310
Mauritania	21	58	33	58
Business development and others	115	185	210	235
Total	831	824	1,363	1,563

Administrative and corporate expenses – Administrative and corporate expenses amounted to $1,588 in the second quarter of 2007 compared to $1,165 in the same period of 2006. These expenses amounted to $2,467 in the six month period ended June, 30, 2007, compared to $1,908 in the same period of 2006.

Other income (expense) – The Company recorded an additional asset retirement obligation of $1,042 in the second quarter of 2007 in respect of the closure of the Las Vueltas mine in Honduras. This was the main reason for the increase in Other income (expense) in 2007.

Refer to note 11 of the unaudited interim consolidated financial statements for a detail of the Company’s consolidated statements of operations by segment.

Capital Resources and Liquidity

Consolidated

Cash and cash equivalents increased to $95,327 as at June 30, 2007, from $79,774 as at December 31, 2006 and $71,718 as at March 31, 2007.

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Operating activities -

In the three month period ended June 30, 2007, cash provided by operating activities amounted to $31,323 compared to $14,754 in the same period of 2006.  In 2007, the Aguablanca mine was the key contributor to positive operating cash flows ($37,891), while Tasiast, El Valle and Carlés and corporate and regional exploration operations consumed $2,813, $2,641 and $1,114, respectively.

Cash provided by operating activities before changes in components of working capital (refer to “Non-GAAP Measures” section) amounted to $23,723 in the second quarter of 2007, including $29,510 provided by the Aguablanca mine ($23,112 and $22,317 in the same period of 2006, respectively).

Operating cash flows were $56,557 in the first half of 2007 ($16,586 in the same period of 2006). In the six month period ended June 30, 2007, the Aguablanca mine provided positive operating cash flows of $68,907 ($21,013 in the same period of 2006), while Tasiast, El Valle and Carlés and corporate and regional exploration operations consumed $2,659, $6,275 and $3,416, respectively ($925, ($43) and $3,545 in the same period of 2006, respectively).

Cash provided by operating activities before changes in components of working capital (refer to “Non-GAAP Measures” section) amounted to $60,439 in the first half of 2007, including $69,390 provided by the Aguablanca mine ($35,165 and $36,528 in the same period of 2006, respectively).

Investing activities –

Investing activities consumed $12,024 in the second quarter of 2007 compared to $16,115 in the same period of 2006. Investing activities included $12,004 on mineral properties ($18,768 in the same period of 2006), restricted cash of $17 and long-term deposits and restricted investments of $3 (($11) and ($226) in the same period of 2006, respectively). In the second quarter of 2006, disposals of traded securities generated $2,411 ($nil in the same period of 2007).

Capital expenditures on mineral properties in the second quarter of 2007 included $10,563 for the construction of the Tasiast project and $1,441 at the Aguablanca mine. In the second quarter of 2006, expenditures were mainly related to the Tasiast project.

During the six month period ended June 30, 2007, investing activities consumed $26,413 compared to $31,513 in the same period of 2006. Investing activities included $23,939 on mineral properties ($34,553 in the same period of 2006), investments in long-term traded securities of $3,929 ($nil in the same period of 2006), restricted cash of $3,517 and long-term deposits activities of $28 (($39) and ($380) in the same period of 2006, respectively). In addition the disposal of the El Valle and Carlés mines occurred at March 30, 2007, provided $5,000.

Capital expenditures on mineral properties in the first half of 2007 included $20,805 for the construction of the Tasiast project, $3,064 at the Aguablanca mine and $70 incurred in other projects. In 2006, expenditures were mainly related to the Tasiast project.

In the first half of 2006, $215 was received by way of government grants ($nil in 2007) and $2,411 by disposals of traded securities ($nil in 2007).

Financing activities –

The exercise of employee stock options and non-employee stock options and warrants generated $2,321 in the second quarter of 2007, compared to $400 in the same period of 2006. In addition, in the second quarter of 2007, 2.0 million share purchase options originally issued to Investec Bank (UK) Ltd. (“Investec”) and Macquarie under their credit agreement for the financing of the Aguablanca mine were exercised for proceeds of $2,857.

Proceeds from bank loans and other long-term liabilities totalled $nil in the second quarter 2007 compared to $43,979 (including $42,500 granted by Macquarie to finance the Tasiast gold project) in the same period of 2006.

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During the second quarter of 2007, the Company paid fees and expenses of $297 ($1,119 in the same period of 2006) in respect of the Macquarie loan.

In the second quarter of 2007, debt repayments amounted to $54 compared to $5,452 in the same period of 2006.

In the six months period ended June 30, 2007, the exercise of employee stock options and non-employee stock options and warrants generated $3,588, compared to $1,301 in the same period of 2006. In addition, in the first half of 2007, 2.5 million share purchase options originally issued to Investec and Macquarie under their credit agreement for the financing of the Aguablanca mine were exercised for proceeds of $3,572.

Proceeds from bank loans and other long-term liabilities totalled $nil in the first six months of 2007 compared to $49,721 (including $42,500 granted by Macquarie to finance the Tasiast gold project) in the same period of 2006.

During the first half of 2007, the Company paid fees and expenses of $462 ($1,119 in the same period of 2006) in respect of the Macquarie loan.

Debt repayments amounted to $22,203 in the six month period ended June 30, 2007, ($18,154 in the same period of 2006) including $21,638 repaid to Macquarie in relation to the drawdown of short–term loan in the fourth quarter of 2006 to finance the acquisition of shares of Chariot.

Aguablanca mine

Operating activities –

During the six month period ended June 30, 2007 three shipments of nickel concentrate were sold to Glencore International AG under the existing long-term agreement.

Operating cash flow from Aguablanca mine amounted to $37,891 in the second quarter of 2007 and $68,907 in the first half of 2007 compared to a $14,202 and $21,013 in the same periods of 2006, respectively.

Higher metal prices and increased nickel and copper production were the main reasons for this increase.

Investing activities –

Investing activities consumed $1,439 in the three month period ended June 30, 2007 ($340 in the same period of 2006) and $3,085 in the six month period ended June 30, 2007 ($3,065 in the same period of 2006). Investments during 2007 are mainly related to tailings dam second embankment and drilling.

Tasiast project

Operating activities –

Tasiast project consumed cash of $2,813 in the second quarter of 2007 compared to $710 in the same period of 2006. In the first half of 2007, Tasiast project used $2,659 compared to $925 in the same period of 2006.

Investing activities –

Investing activities in respect of Tasiast project consumed $10,563 (including $938 of interest capitalized) in the second quarter of 2007, compared to $18,037 (including $1,255 of interest capitalized) in the same period of 2006.

Investing activities in respect of Tasiast project used $20,805 (including $2,292 of interest capitalized) in the first half of 2007, compared to $29,464 (including $2,117 of interest capitalized) in the same period of 2006.

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El Valle and Carlés mines

Operating activities –

El Valle and Carlés mines consumed cash of $2,641 in the second quarter of 2007 compared to proceeds of $4,074 in the same period of 2006. In the first half of 2007, El Valle and Carlés mines used $6,275 compared to proceeds of $43 in the same period of 2006.

Operations at El Valle and Carlés ceased at the end of 2006; however, operating cash was used during first half of 2007 to meet account payables due to suppliers and personnel and restoration expenditures.

Investing activities –

Investing activities in respect of El Valle and Carlés mines provided $131 in the second quarter of 2007, compared to $2,311 in the same period of 2006.  During the first six months of 2007, investing activities in respect in El Valle and Carlés mines provided $1,651, compared to $2,232 in the same period of 2006.

During the second quarter of 2007 cash of $163 was provided by long-terms deposits reimbursed, and $32 was related to acquisition of machinery to be used for restoration activities.

On January 16, 2007, the Company entered into an option agreement with Kinbauri, in term of which Kinbauri had the option to buy the El Valle mine, the Carlés mine and the El Valle plant for $5,000, of which $100 was collected on signature of the option agreement. On February 15, 2007, Kinbauri exercised its option. Closing of the transaction, including collection of the balance $4,900 purchase consideration outstanding, occurred on March 30, 2007.

Cash of $3,480 was restricted in favour of Barclays Bank in relation to performance bonds to guarantee the fulfilment of restoration commitments.

Corporate and Regional Exploration

(this segment includes all other activities of the Company except Aguablanca, El Valle and Carlés and Tasiast)

Operating activities –

Corporate and regional exploration activities consumed operating cash flows of $1,114 in the three months ended June 30, 2007 ($2,812 in the same period of 2006), of which $675 are related to administration and corporate expenses and $439 to exploration activities.

During the first half of 2007, corporate and regional exploration activities consumed operating cash flows of $3,416 ($3,545 in the same period of 2006), of which $1,188 are related to administration and corporate expenses and $2,228 to exploration activities, mainly incurred in the Ossa Morena region.

Investing activities –

In the second quarter of 2007, the Company used $153 in investing activities in relation to corporate and regional exploration activities ($49 in the same period of 2006).

In the six months period ended June 30, 2007, corporate and regional exploration activities consumed $4,174 ($1,216 in the same period of 2006). These investments included $3,929 for the acquisition of additional shares of Chariot ($nil in 2006).

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Balance Sheet

Total assets increased to $460,734 as at June 30, 2007, from $381,913 as at December 31, 2006, principally attributable to an increase in the carrying value of mineral properties (increased from $225,436 to $247,978), long-term investments in traded securities (related to acquisition and mark to market valuation of Chariot) (from $27,653 to $63,365), trade receivables related to sales of nickel concentrate from the Aguablanca mine (from $8,613 to $14,178) and higher cash balances that increased to $95,327, partially offset by variation of future income tax assets (from $12,859 to $5,016).

The Company’s working capital increased at the end of second quarter of 2007 to $62,364 compared to $30,775 at the end of 2006, due mainly to the reduction in short-term bank loans and the increase in trade receivables and cash balances.

Long-term debt was $30,909 at June 30, 2007, compared to $38,656 at year end 2006. This decrease is mainly related to the transfer to short term debt of $8,000 under the credit facility granted by Macquarie to finance the Tasiast gold project.

Shareholders' equity increased to $317,034 at the end of second quarter of 2007 from $230,282 at the end of 2006. The variation is mainly attributable to the net income of $42,973 for the period, an increase in capital stock (resulting from the issuance of commons shares and stock options) totalling $7,796, a positive effect of the unrealized gain (loss) on traded securities of $30,584 and a positive foreign currency translation adjustment of $5,399 due to the appreciation of the Euro relative to the U.S. dollar.

Non-GAAP Measures

Cash cost data and cash provided by operating activities before changes in components of working capital data are included because the Company understands that certain investors use this information to determine the Company's ability to generate cash flow for use in investing and other activities. Also, the Company believes that conventional measures of performance prepared in accordance with GAAP do not fully illustrate the ability of its operating mines to generate cash flow. These measures are furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. These measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely be comparable to similar measures presented by other issuers.

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A reconciliation of cash cost per pound of nickel sold for the Company’s Aguablanca mine to the unaudited interim consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

	Three Months Ended June 30,				Six Months Ended June 30,
	2007		2006		2007		2006
	$000	$/lb	$000	$/lb	$000	$/lb	$000	$/lb

Mining expenses (a)	5,609	1.54	2,116	0.69	9,758	1.35	3,986	0.57
Plant expenses (a)	7,877	2.16	5,960	1.94	15,486	2.14	11,596	1.66
Smelting, refining and transportation (a)	20,055	5.51	14,296	4.65	46,735	6.46	25,511	3.66
By-products (a)	(13,026)	(3.58)	(13,876)	(4.51)	(23,026)	(3.18)	(22,717)	(3.26)
Royalties (a)	1,016	0.28	737	0.24	2,175	0.30	1,281	0.18
Variation in inventories of final products (a)	(274)	(0.08)	(1,246)	(0.41)	(434)	(0.06)	(482)	(0.06)
Adjustments:
Reclamation costs	(25)	(0.01)	(22)	(0.01)	(49)	(0.01)	(43)	(0.01)
Employee stock options expensed	(83)	(0.01)	(59)	(0.02)	(106)	(0.01)	(75)	(0.01)
Cash cost	21,149	5.81	7,906	2.57	50,539	6.99	19,057	2.73

Production of nickel (lb 000)		3,814		3,558		7,408		7,099
Sales of nickel (lb 000)		3,641		3,075		7,231		6,973

(a)

Refer to notes 12 and 13 of the unaudited interim consolidated financial statements.

A reconciliation of cash provided by operating activities before changes in components of working capital to the unaudited interim consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

	2007		2006				2005
	2Q	1Q	4Q	3Q	2Q	1Q	4Q	3Q
	$	$	$	$	$	$	$	$

Cash provided by operating activities	31,323	25,234	42,346	18,454	14,754	1,832	11,530	6,253
Adjustments:
Changes in components of working capital	(7,600)	11,482	(12,380)	397	8,358	10,221	(13,117)	(5,069)
Cash provided by operating activities before changes in components of working capital	23,723	36,716	29,966	18,851	23,112	12,053	(1,587)	1,184

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Outstanding Shares

Common shares issued and outstanding as at August 10, 2007 are as follows:

Shares Amount
000 $

Balance, June 30, 2007 168,274 258,481
Issuances of cash
Exercise of employee stock options 495 708
Exercise of share purchase options 969 2,177
Non-cash issuance
Exercise of employee stock options — 376
Exercise of share purchase options — 1,113
Balance, August 10, 2007 169,738 262,855

Common share purchase options related to debt outstanding as at August 10, 2007 are as follows:

Average
exercise
Options Amount price
000 $ CDN$ (a)

Balance, June 30, 2007 495 376 1.51
Options exercised (495) (376) 1.49
Balance, August 10, 2007 — — —

(a)  Exercise prices are originally denominated in US$ and are converted to CDN$ by applying the exchange rate prevailing on the last day of each respective period reported.

Options outstanding under the Company’s 1994, 1996 and 2005 employee stock option plans as at August 10, 2007 are as follows:

Weighted
Number of average exercise
options Amount price
(000) $ CDN$

Balance, June 30, 2007 4,194 3,535 2.68
Expenses accrued (a) — 1,964 —
Options exercised - Cash (969) (1,113) 2.35
Options exercised – Cashless (b) (3,207) (4,373) 2.77
Balance, August 10, 2007 18 13 5.88

(a) As a result of the change of control that occurred on July 17, 2007 (refer to “Take-over bid” section), and in accordance with the terms of the existing employee stock option plans, all of the outstanding unvested options automatically vested on that date.

(b) The Board of Directors of the Company authorized that all options outstanding could be exercised by way of a “cashless” feature, conditional to the success of the take-over bid by Lundin. This “cashless” feature was authorized by the Toronto Stock Exchange. Under this “cashless” feature, on exercise of the options, the employees would receive, from the Company, an amount of cash equal to the market value of the shares minus the exercise price of the options.

There were no other significant changes in the shares and options outstanding from June 30, 2007 to August 10, 2007.

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Forward-looking Statements

This report contains "forward-looking statements" within the meaning of Canadian and United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditures, exploration efforts, financial needs and other information that is not historical information. The forward-looking statements contained herein are based on Rio Narcea’s current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct. These forward-looking statements include, but are not limited to, statements regarding: Rio Narcea's operating plans and expectations for the El Valle and Carlés mines, the Aguablanca mine and surrounding properties; the Tasiast development project and the Salave gold projects; expectations relating to future gold and base metal production; anticipated cash and other operating costs and expenses; schedules for completion of feasibility studies, mine development programs and other key elements of Rio Narcea's business plan; potential increases or decreases in reserves and production; the timing and scope of future drilling and other exploration activities; expectations regarding receipt of permits and other legal and governmental approvals required to implement Rio Narcea's business plan.

Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold and nickel prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labour disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.

Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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Rio Narcea Gold Mines, Ltd.

CONSOLIDATED BALANCE SHEETS

(stated in thousands of U.S. dollars unless otherwise indicated) (unaudited)

June 30, December 31,
2007 2006
$ $
(restated –
note 2)
ASSETS
Current
Cash and cash equivalents 95,327 79,774
Restricted cash 6,000 2,367
Inventories 12,761 12,447
Stockpiled ore 2,322 1,378
Accounts receivable
Taxes receivables 4,470 2,635
Trade receivables 14,178 8,613
Other current assets (note 4) 2,520 2,242
Current portion of future income tax assets 5,805 5,012
Total current assets 143,383 114,468
Mineral properties, net (note 3) 247,978 225,436
Other assets (note 4) 992 1,497
Long-term investments in traded securities (note 4) 63,365 27,653
Future income tax assets 5,016 12,859
460,734 381,913

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Short-term bank indebtedness and accrued interest (note 5) 1 21,733
Accounts payable and accrued liabilities (note 6) 65,743 54,018
Current portion of long-term debt (note 5) 15,275 7,942
Total current liabilities 81,019 83,693
Other long-term liabilities (note 7) 21,522 25,707
Long-term debt (note 5) 30,909 38,656
Future income tax liabilities 9,851 3,228
Total liabilities 143,301 151,284

Non-controlling interest 399 347

Shareholders' equity
Common shares (note 8) 258,481 247,092
Contributed surplus (note 8) 6,542 6,240
Employee stock options (note 9) 3,535 5,531
Non-employee stock options and warrants (note 8) 10,387 10,387
Common share purchase options related to debt (note 8) 376 2,275
Deficit (8,740) (51,713)
Accumulated other comprehensive income
Unrealized gain (loss) on marketable equity securities 28,706 (1,878)
Foreign currency translation adjustment 17,747 12,348
Total shareholders' equity 317,034 230,282
460,734 381,913

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board:

/s/ Karl-Axel Waplan

/s/ Dale C. Peniuk

     Karl-Axel Waplan

        Dale C. Peniuk

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(stated in thousands of U.S. dollars unless otherwise indicated) (unaudited)

Three months ended Six months ended
June 30, June 30,
2007 2006 2007 2006
$ $ $ $

REVENUES (note 12)
Sales – Gold operations (742) 13,173 3,964 20,256
Sales – Gold operations – Nalunaq ore — 3,260 — 16,370
Sales – Nickel operations 50,830 36,855 108,785 64,063
50,088 53,288 112,749 100,689

EXPENSES
Cost of sales – Gold operations (a) (note 13) (2,495) (8,106) (7,078) (16,121)
Cost of sales – Gold operations –
Nalunaq ore (a) (note 13) — (4,099) — (16,471)
Cost of sales – Nickel operations (note 13) (a) (14,901) (8,065) (28,300) (17,491)
Depreciation and amortization expenses (3,303) (3,242) (6,438) (6,152)
Exploration costs (848) (1,120) (1,417) (2,458)
Administrative and corporate expenses (3,773) (2,232) (5,951) (3,689)
Accrual for closure of El Valle and Carlés — (696) — (864)
Disposals of El Valle and Carlés — — 3,276 —
Other income (expenses) (1,016) (754) (920) (558)
Interest income 718 703 1,190 1,046
Gains on disposal of traded securities — 1,261 — 1,261
Foreign currency exchange gain (loss) (1,254) 340 (2,636) 1,336
Interest expense and amortization of financing fees (114) (544) (298) (943)
Derivatives loss (note 10) (2,292) (20,800) (7,120) (30,538)
(29,278) (47,354) (55,692) (91,642)
Income before income tax 20,810 5,934 57,057 9,047
Income tax expense (4,197) (313) (14,129) (529)
Net income before non-controlling interest 16,613 5,621 42,928 8,518
Non-controlling interest 10 2 45 11
Net income 16,623 5,623 42,973 8,529

Deficit, beginning of period (as originally reported) (25,363) (119,764) (51,939) (122,670)
Effect of changes in accounting principles (note 2) — — 226 —
Deficit, end of period (8,740) (114,141) (8,740) (114,141)

Net income per share – basic 0.10 0.04 0.26 0.05
Net income per share – diluted 0.10 0.03 0.25 0.05
Weighted average common shares
outstanding (000) – basic (note 8) 167,343 160,620 165,853 160,246
Weighted average common shares
outstanding (000) – diluted (note 8) 171,192 163,033 168,969 162,251

The accompanying notes are an integral part of these consolidated financial statements.

(a) Exclusive of items shown separately below.

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Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(stated in thousands of U.S. dollars unless otherwise indicated) (unaudited)

Three months ended Six months ended
June 30, June 30,
2007 2006 2007 2006
$ $ $ $

NET INCOME
Net income 16,623 5,623 42,973 8,529

OTHER COMPREHENSIVE INCOME(a)
Change in unrealized gains (losses) on
investments in traded securities 19,121 — 30,584 —
Change in foreign currency translation
adjustment 2,423 3,431 5,399 5,288
Comprehensive income 38,167 9,054 78,956 13,817

(a) Net of income tax.

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Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(stated in thousands of U.S. dollars unless otherwise indicated) (unaudited)

Three months ended Six months ended
June 30, June 30,
2007 2006 2007 2006
$ $ $ $

OPERATING ACTIVITIES
Net income 16,623 5,623 42,973 8,529
Add (deduct) items not requiring cash
Depreciation and amortization 3,303 3,242 6,438 6,152
Amortization of deferred financing fees and
prepaid expenses 39 36 77 71
Disposals of capital assets — — (3,553) —
Accretion of provision for site restoration 1,499 57 1,595 112
Foreign exchange 1,238 (409) 1,236 (1,344)
Accretion of interest on long-term debt 152 — 217 —
Non-cash derivatives loss (note 10) (3,151) 15,226 (2,404) 22,018
Shared-based compensation (note 9) 426 396 636 550
Non-controlling interest (10) 3 (45) 12
Future income taxes 4,159 314 13,922 530
Gains on disposal of traded securities — (1,261) — (1,261)
Site restoration expenditures (555) (115) (653) (204)
Changes in components of working capital
Inventories (1,914) 575 (36) (420)
Stockpiled ore (256) 1,855 (895) 2,465
Government grants — 5 — 215
VAT and other taxes (527) 971 (1,742) (1,665)
Trade receivables 3,866 (639) (5,564) (14,088)
Other current assets 126 (907) (120) (509)
Accounts payable and accrued liabilities 6,305 (10,218) 4,475 (4,577)
Cash provided by operating activities 31,323 14,754 56,557 16,586

INVESTING ACTIVITIES
Expenditures on mineral properties (12,004) (18,768) (23,939) (34,558)
Disposal of El Vale and Carlés — — 5,000 —
Grants received — 5 — 215
Restricted cash (17) 11 (3,517) 39
Long-term deposits and restricted investments (3) 226 (28) 380
Long-term investments in traded securities — — (3,929) —
Disposal of traded securities — 2,411 — 2,411
Cash used in investing activities (12,024) (16,115) (26,413) (31,513)

FINANCING ACTIVITIES
Proceeds from issue of common shares (note 8) 5,178 400 7,160 1,301
Proceeds from bank loans and other
long-term liabilities (note 5) — 43,979 — 49,721
Financing fees on bank loans (297) (1,119) (462) (1,119)
Repayment of bank loans (note 5) (54) (5,452) (22,203) (18,154)
Cash provided by (used in) financing activities 4,827 37,808 (15,505) 31,749
Foreign exchange gain (loss) on cash and cash
equivalents held in foreign currency (517) 1,015 914 1,759
Net increase in cash during the period 23,609 37,462 15,553 18,581
Cash and cash equivalents, beginning of period 71,718 34,742 79,774 53,623
Cash and cash equivalents, end of period 95,327 72,204 95,327 72,204
Supplemental cash flow information
Interest paid in cash 700 1,658 2,045 2,391
Income taxes paid in cash — — — —

The accompanying notes are an integral part of these consolidated financial statements.

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Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in thousands of U.S. dollars unless otherwise indicated)

Six months ended June 30, 2007 and 2006 (unaudited)

1.

NATURE OF OPERATIONS

Organization and business

Rio Narcea Gold Mines, Ltd. (the “Company”) was incorporated under the Canada Business Corporations Act on February 22, 1994, as a number company. The Company is engaged in the exploration and development of mineral properties in Spain, Portugal and Mauritania through its subsidiaries.

Investment in mineral properties

The return on investments made by the Company will depend on its ability to find and develop mineral reserves and on the success of its future operations including the following: quantity of metals produced, metal prices, operating costs, environmental costs, interest rates and discretionary expenditure levels including exploration, resource development and general and administrative costs. Since the Company operates internationally, exposure also arises from fluctuations in currency exchange rates, specifically the U.S. dollar/Euro, political risk and varying levels of taxation. While the Company seeks to manage these risks, many of these factors are beyond its control. The economic assessment of the mineral reserves by independent experts takes into account only the proven and probable reserves at the Aguablanca mine and the Tasiast gold project.

Take-over bid

On April 4, 2007, Lundin Mining Corporation and a wholly-owned subsidiary of Lundin Mining Corporation (collectively “Lundin”) and the Company signed a support agreement pursuant to which Lundin has made an offer to acquire, by way of a take-over bid, all of the outstanding common shares of the Company, on a fully diluted basis, and all of the outstanding warrants of the Company. The offer consideration was CDN$5.00 cash for each common share and CDN$1.04 cash for each warrant.

On April 20, 2007, in accordance with the terms of the support agreement, Lundin mailed the Take-over Bid Circular to Rio Narcea shareholders and warrantholders. The offer was originally open for acceptance until May 29, 2007, and subsequently extended until June 29, 2007. Also on April 20, 2007, the Company mailed the Directors’ Circular in respect of the offer, in which Circular the Directors of the Company unanimously recommended to Rio Narcea shareholders and warrantholders that they accepted the offer.

On June 29, 2007, the offer consideration was increased to CDN$5.50 cash for each common share and the offer was further extended until July 16, 2007. Simultaneously, the Directors of the Company newly recommended that holders of common shares and warrants of the Company accept the amended offer.

On July 17, 2007, Lundin announced that 120.5 million shares (representing 71.2% of the outstanding shares) and 14.8 million warrants (representing 67.0% of the outstanding warrants) had been tendered to the bid and taken-up, and that the offer was extended, under the same terms, until August 10, 2007. On August 9, 2007, the offer was further extended to August 20, 2007.

On August 10, 2007, Lundin announced that 146.4 million shares (representing 86.2% of the outstanding shares) and 17.0 million warrants (representing 76.9% of the outstanding warrants) had been tendered to the bid and taken up.

On April 3, 2007, Lundin and Red Back Mining Inc. (“Red Back”) signed an option agreement for the sale of the Tasiast gold project and all exploration rights in Mauritania held by the Company to Red Back, conditional on the completion of the bid. Completion of the Tasiast sale took place on August 2, 2007. Consideration paid by Red Back for the acquisition of all of the shares of Tasiast Mauritanie Limited S.A. and Tasiast Mauritanie Limited (the two subsidiaries of the Company that hold the Tasiast project and all exploration rights in Mauritania) amounted to $225,000 cash plus the assumption by Red Back of the Tasiast project debt ($42,500 plus interest for the period July 1, 2007 to August 1, 2007 of $335) and gold derivatives financial instruments related to this debt facility (fair value on August 1, 2007 of $10,150).

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Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in thousands of U.S. dollars unless otherwise indicated)

Six months ended June 30, 2007 and 2006 (unaudited)

As at June 30, 2007, the book value of the two subsidiaries sold to Red Back amounts to $138,888, as detailed below:

June 30, 2007
$

Cash and cash equivalents 6,244
Other current assets 2,390
Other current assets – Group companies 77
Mineral properties, net 140,839
Current liabilities (6,692)
Long-term liabilities (1,005)
Future income tax liabilities (2,965)
138,888

2.

BASIS OF PRESENTATION AND CHANGE IN ACCOUNTING POLICIES

Basis of presentation

These unaudited interim consolidated financial statements have been prepared in accordance with the accounting policies outlined in the Company’s audited consolidated financial statements for the year ended December 31, 2006, except for recognition and measurement of financial instruments, the reporting of comprehensive income and the application of hedge accounting, as prescribed by the following new accounting standards: Section 3855 “Financial Instruments – Recognition and Measurement”, Section 1530 “Comprehensive Income” and Section 3865 “Hedges”.

The unaudited interim consolidated financial statements and related notes have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for the preparation of interim financial statements. Accordingly, they should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2006.

Changes in accounting policies

The Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855 “Financial Instruments – Recognition and Measurement”, Section 1530 “Comprehensive Income” and Section 3865 “Hedges” on January 1, 2007. The adoption of these new standards resulted in changes in the accounting for financial instruments, as well as the recognition of certain transition adjustments, which have been recorded in opening deficit and accumulated other comprehensive income. The comparative interim consolidated financial statements have not been restated, except for the foreign exchange translation adjustments and the effect of the new accounting policies on the consolidated balance sheets as at December 31, 2006. The principal changes in the accounting for financial instruments due to the adoption of these accounting standards are described below (there have been no changes in the accounting for hedges, since the Company does not use hedge accounting):

(a) Comprehensive income

Comprehensive income is composed of the Company’s net income and other comprehensive income. Other comprehensive income includes unrealized exchange gains and losses on translation of self-sustaining foreign operations and unrealized gains and losses on investments in traded securities, net of applicable income taxes. The components of comprehensive income are disclosed in the consolidated statements of comprehensive income.

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Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in thousands of U.S. dollars unless otherwise indicated)

Six months ended June 30, 2007 and 2006 (unaudited)

(b) Financial assets and financial liabilities

Under the new standards, all financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the consolidated balance sheet and are measured at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Held for trading financial investments are subsequently measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial instruments are subsequently measured at fair value with revaluation gains and losses included in other comprehensive income until the instrument is derecognized or impaired. As a result of the adoption of these standards, the Company has classified its cash and cash equivalents as held-for-trading. Short-term investments are classified as available for sale investments. Accounts receivable are classified as loan and receivables. Long-term investments in traded securities are classified as available-for-sale financial assets. Accounts payable, long- and short-term debt and capital lease obligations have been classified as other financial liabilities, all of which are measured at amortized cost.

Also, under the new standards, the original value of a loan obtained at a non-market interest rate is the present value of all future cash flows, discounted at a market interest rate. The difference between the cash received and the present value calculated on inception of the loan is recorded as a government grant. The same policy applies to reimbursable subsidies received by the Company that are recorded as long-term liabilities.

(c) Derivatives

All derivative instruments, including embedded derivatives, are recorded in the consolidated balance sheet at fair value unless exempted from derivative treatment as a normal purchase and sale. All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income. The Company does not use hedge accounting for any of its derivative instruments.

Certain amounts in the comparative consolidated balance sheet have been reclassified from statements previously presented to conform to the presentation of the current year unaudited interim consolidated balance sheet. In addition, the Company has restated the comparative consolidated balance sheet to conform to the new accounting policies for recognition and measurement of financial instruments and the reporting of comprehensive income (the new accounting policy for hedged has not had any material effect, since the Company does not use hedge accounting).

The impact of the reclassification and restatement on the consolidated balance sheet as at December 31, 2006 is as follows:

As
originally As
reported Restatement Reclassification restated
$ $ $ $

Consolidated balance sheet-
Mineral properties, net 227,274 (1,838) — 225,436
Other assets 3,729 (2,232) — 1,497
Long-term investments in traded securities 29,531 (1,878) — 27,653
Short-term bank debt and accrued interest (21,985) 252 — (21,733)
Current portion of long-term debt (8,318) 376 — (7,942)
Other long-term liabilities (26,293) 586 — (25,707)
Long-term debt (41,738) 3,082 — (38,656)
Deficit 51,939 (226) — 51,713
Cumulative foreign exchange
translation adjustments (12,348) — 12,348 —
Other comprehensive income — 1,878 (12,348) (10,470)

There was no impact on the income statements or cash flow statements for periods prior to December 31, 2006.

Page 27/45

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in thousands of U.S. dollars unless otherwise indicated)

Six months ended June 30, 2007 and 2006 (unaudited)

3.

MINERAL PROPERTIES

As at June 30, 2007, Mineral properties consisted of the following:

Translation
adjustment
Additions/ Disposal of due to
December 31, disposals/ El Valle and currency June 30,
2006 (amortization) Carlés exchange 2007
$ $ $ $ $

Cost-
Mining properties and development
Mining rights 81,030 28 (5,072) 761 76,747
Development 58,807 2,121 (45,134) 752 16,546
Other (a) 4,462 (297) (13) 108 4,260
Land, buildings and equipment 226,292 25,437 (68,919) 3,027 185,837
Grants, net of amortization (9,426) (1,180) — (258) (10,864)
Cost 361,165 26,109 (119,138) 4,390 272,526

Accumulated depreciation
and amortization-
Mining properties and development
Mining rights (6,688) (731) 5,072 (101) (2,448)
Development (46,505) 136 45,134 (463) (1,698)
Other (a) (572) (154) 13 (48) (761)
Land, buildings and equipment (81,964) (3,834) 67,195 (1,038) (19,641)
Accumulated depreciation
and amortization (135,729) (4,583) 117,414 (1,650) (24,548)
Total 225,436 21,526 (1,724) 2,740 247,978

 (a) “Other” comprises patents, licenses, software and rights in capital lease assets.

The additions to Land, buildings and equipment correspond primarily to the construction of the Tasiast project.

The cost and accumulated depreciation and amortization of rights in capital leased assets amounted to $272 and $126, respectively, as at June 30, 2007 ($265 and $95 as at December 31, 2006). Capital lease obligation outstanding in respect of these capital leased assets amounted to $77 as at June 30, 2007.

4.

OTHER CURRENT ASSETS, OTHER ASSETS AND LONG-TERM INVESTMENTS IN TRADED SECURITIES

Other current assets

Other current assets are comprised of the following:

June 30, December 31
2007 2006
$ $

Derivative financial instruments (note 10) 764 636
Payments on account to suppliers 477 348
Prepaid expenses 788 783
Other 491 475
2,520 2,242

Page 28/45

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in thousands of U.S. dollars unless otherwise indicated)

Six months ended June 30, 2007 and 2006 (unaudited)

Other assets

Other assets are comprised of the following:

June 30, December 31,
2007 2006
$ $

Derivative financial instruments (note 10) 189 462
Long-term deposits and restricted investments 461 630
Prepaid expenses 342 405
992 1,497

Long-term investments in traded securities

Long-term investments in traded securities are comprised of the following:

June 30, December 31,
2007 2006
$ $

Chariot Resources Limited 63,365 27,653
63,365 27,653

The market value of Long-term investments in traded securities, all of which correspond to a participation interest in Chariot Resources Limited (“Chariot”), amounts to $63,365 and $27,653 as at June 30, 2007 and December 31, 2006, respectively. The acquisition cost of those investments amounts to $34,659 and $29,531 as at June 30, 2007 and December 31, 2006, respectively.

As at June 30, 2007, the Company holds 60,190,500 shares of Chariot, which represent a 19.9% of the total outstanding common shares (51,750,500 shares for 17.1% as at December 31, 2006).

5.

LOAN AGREEMENTS

Loan agreements schedule at June 30, 2007 is as follows:

Currency Final Maturity Short-term Long-term
$ $

Macquarie US$ December 31, 2011 15,085 24,985
Ministry of Industry, Commerce
and Tourism Euros December 15, 2017 — 5,373
Other loans(a) US$/Euros May 5, 2015 190 551
Accrued interest payable Euros 1 —
15,276 30,909

(a) Includes a capital lease obligation, with interest of 5.5% and repayment schedule as follows: 2007 - $36, and 2008 - $41.

Interest expense accrued on indebtedness initially incurred for a term of more than one year amounted to $1 for the three and six month periods ended June 30, 2007 ($308 and $671 respectively, in corresponding periods of 2006).

On October 19, 2006, the Company entered into a short-term credit agreement with Macquarie Bank Ltd. (“Macquarie”) with a limit of $22,000 to purchase an additional interest in Chariot (refer to note 4). On October 20, 2006, the Company executed a drawdown of $21,638, which was originally due on April 12, 2007. This loan was fully repaid on January 23, 2007.

On August 1, 2007, and in connection with the sale of the Tasiast gold project to Red Back, the Company repaid in full the loan granted by Macquarie, which had a principal of $42,500.

Page 29/45

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in thousands of U.S. dollars unless otherwise indicated)

Six months ended June 30, 2007 and 2006 (unaudited)

6.

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

June 30, December 31,
2007 2006
$ $

Suppliers 40,604 29,519
Personnel 1,212 4,191
Income taxes 179 593
Other taxes 1,022 1,270
Derivative financial instruments (note 10) 19,899 16,309
Accrual for closure of El Valle and Carlés 363 740
Spanish public administrations 1,418 1,396
Other 1,046 —
65,743 54,018

7.

OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

June 30, December 31,
2007 2006
$ $

Provision for site restoration 7,233 5,159
Ministry of the Economy 1,610 1,730
Derivative financial instruments (note 10) 12,679 18,818
21,522 25,707

8.

SHARE CAPITAL

Common shares

The authorized capital stock of the Company is comprised of an unlimited number of common shares with no par value. Common shares of the Company are listed on the Toronto Stock Exchange (“TSX”) under the symbol RNG and on the American Stock Exchange (“AMEX”) (secondary listing) under the symbol RNO.

Details of issued and outstanding shares are as follows:

Shares Amount
# $

Balance, December 31, 2006 164,083 247,092
Issuances of cash
Exercise of employee stock options (note 9) 1,693 3,588
Exercise of share purchase options 2,498 3,572
Non-cash issuances
Exercise of employee stock options (note 9) — 2,330
Exercise of share purchase options — 1,899
Balance, June 30, 2007 168,274 258,481

Page 30/45

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in thousands of U.S. dollars unless otherwise indicated)

Six months ended June 30, 2007 and 2006 (unaudited)

Contributed surplus

Details of contributed surplus are as follows:

Amount
$

Balance, December 31, 2006 6,240
Employee stock options expired (note 9) 258
Defiance warrants expired 44
Balance, June 30, 2007 6,542

Non-Employee stock options and warrants

There have been no variations in the non-employee stock options and warrants during the six month period ended June 30, 2007. Non-employee stock options and warrants outstanding as at June 30, 2007 are summarized as follows:

Number of Number of Weighted
options and options and average Accounted
warrants warrants Exercise remaining Fair
outstanding vested price life Value
(000) (000) (CDN$) (Years) (US$)

22,075 22,075 5.00 1.2 10,387
22,075 22,075 5.00 1.2 10,387

Common share purchase options related to debt

Details of common share purchase options related to debt are as follows:

Average
exercise
Options Amount price
000 $ CDN$ (a)

Balance, December 31, 2006 2,993 2,275 1.60
Options exercised (2,498) (1,899) 1.61
Balance, June 30, 2006 495 376 1.51

(a)  Exercise prices are originally denominated in US$ and are converted to CDN$ by applying the exchange rate prevailing on the last day of each respective period reported.

Common share purchase options related to debt outstanding as at June 30, 2007 are summarized as follows:

Number of Number of Weighted Accounted
options options Exercise average fair
outstanding vested price remaining life value
(000) (000) CDN$ (a) Years US$

495 495 1.51 1.1 376
495 495 1.51 1.1 376

 (a)  Exercise price is originally denominated in US$ and converted to CDN$ by applying the exchange rate prevailing on June 30, 2007.

Page 31/45

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in thousands of U.S. dollars unless otherwise indicated)

Six months ended June 30, 2007 and 2006 (unaudited)

Maximum number of shares

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options and warrants issued and outstanding as at June 30, 2007 were exercised or converted:

Number of shares
Common shares outstanding at June 30, 2007 168,274
Options to purchase common shares
Non-employee stock options and warrants 22,075
Common shares purchase options related to debt 495
Employee stock options 4,194
195,038

Net income per share

The computation of basic and diluted net income per share is as follows:

Three months ended Six months ended
June 30, June 30,
2007 2006 2007 2006
$ $ $ $

Basic income per share computation
Numerator:
Net income applicable to common shares 16,623 5,623 42,973 8,529
Denominator:
Weighted average common shares outstanding (000) 167,343 160,620 165,853 160,246
Total (000) 167,343 160,620 165,853 160,246
Basic income per common share 0.10 0.04 0.26 0.05

Diluted income per share computation
Numerator:
Net income 16,623 5,623 42,973 8,529
Net income applicable to
common shares, assuming dilution 16,623 5,623 42,973 8,529
Denominator:
Weighted average common shares outstanding (000) 167,343 160,620 165,853 160,246
Dilutive effect of:
Non-employee stock options and warrants (000) 1,406 — 707 —
Common share purchase options related to debt (000) 355 1,866 836 1,523
Employee stock options (000) 2,088 548 1,573 482
Total 171,192 163,034 168,969 162,251
Diluted income per common share 0.10 0.03 0.25 0.05

Page 32/45

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in thousands of U.S. dollars unless otherwise indicated)

Six months ended June 30, 2007 and 2006 (unaudited)

9.

EMPLOYEE STOCK OPTIONS

The following is a continuity schedule of options outstanding under the Company’s 1994, 1996 and 2005 employee stock option plans (each, an “ESOP”):

Weighted
Number of average exercise
options Amount price
(000) $ CDN$

Balance, December 31, 2006 5,387 5,531 2.41
Options granted 745 — 4.03
Expenses accrued — 636 —
Options exercised (1,693) (2,330) 2.41
Options expired (245) (302) 2.68
Balance, June 30, 2007 4,194 3,535 2.68

Of the total number of options reflected in the foregoing table, 0.31 million relate to the 1994 ESOP, 1.34 million relate to the 1996 ESOP, 2.48 million relate to the 2005 ESOP and 0.06 million relate to the replacement options issued in relation to the acquisition of Defiance.

The Company granted 0.1 million options during the three month periods ended June 30, 2006 ($nil in 2007), respectively. The following assumptions have been used for the options granted in 2006: 5.0 years expected term; 63% volatility; 5.5% risk-free interest rate; and an expected dividend yield of 0%. The fair value of the options granted, which will be expensed during the vesting period of the options, amounts to $97.

The Company granted 0.75 and 1.5 million options during the six month periods ended June 30, 2007 and 2006, respectively. The following assumptions have been used for the options granted: 5.0 years expected term; 54% and 65% volatility, respectively; 4.9% and 5.2% risk-free interest rate, respectively; and an expected dividend yield of 0%. The fair value of the options granted, which will be expensed during the vesting period of the options, amounts to $1,330 and $1,592 respectively.

As a result of the change of control that occurred on July 17, 2007 (refer to Note 1), and in accordance with the terms of the existing employee stock option plans, all of the outstanding unvested options automatically vested on that date.

The Board of Directors of the Company authorized that all options outstanding could be exercised by way of a “cashless” feature, conditional to the success of the take-over bid by Lundin. This “cashless” feature was authorized by the Toronto Stock Exchange. Under this “cashless” feature, on exercise of the options, the employees would receive, from the Company, an amount of cash equal to the market value of the shares minus the exercise price of the options.

10.

DERIVATIVE FINANCIAL INSTRUMENTS

The detail of the derivative financial instruments outstanding as at June 30, 2007 is as follows:

Transaction Underlying Asset Term Amount	Exercise Price

Purchase of put options Gold 2007 – 2012 280,000 oz.	$600/oz
Sale of call options Gold 2007 – 2012 280,000 oz.	$795/oz
Sale of forwards Copper 2007 – 2008 5,236 Tn.	€1,853/Tn
Sale of forwards US$ 2007 – 2008 7,069 US$	$1.22/Euro

On August 1, 2007, and in connection with the sale of the Tasiast gold project to Red Back, the Company settled all of the gold derivative financial instruments outstanding. Price paid by the Company for this settlement amounted to $10,150.

Page 33/45

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in thousands of U.S. dollars unless otherwise indicated)

Six months ended June 30, 2007 and 2006 (unaudited)

As at June 30, 2007, the detail of the different assets and liabilities recorded in the consolidated balance sheet in respect of derivative transactions is as follows:

Change in
fair value
during
December 31, the June 30,
2006 period 2007
$ $ $

Other current assets (note 4) 636 128 764
Other assets (note 4) 462 (273) 189
Accounts payable and
accrued liabilities (note 6) (16,309) (3,590) (19,899)
Other long-term liabilities (note 7) (18,818) 6,139 (12,679)
(34,029) 2,404 (31,625)

The change in the fair value of the derivatives during the three and six month periods ended June 30, 2007, which amounted to gain of $3,151 and $2,404, respectively, is recorded as derivatives loss in the consolidated statements of operations and deficit. In addition, the Company recorded losses of $5,443 and $9,524 upon maturity of derivative financial instruments during the three and six month periods ended June 30, 2007, respectively.

Fair value represents the amount at which financial instruments could be exchanged in an arm's length transaction between willing parties under no compulsion to act and is best evidenced by a quoted market price. The calculation of fair values is based on market conditions at a specific point in time and may not be reflective of future fair values.

11.

SEGMENT INFORMATION

The Company is engaged in the exploration and development of mineral properties. The Company has identified three main operating segments for purposes of internal reporting: Aguablanca mine, Tasiast gold project and El Valle and Carlés gold mines. The Company includes an additional segment, corporate and regional exploration, for purposes of reporting. This fourth segment includes all other activities not being within the three main operating segments.

Page 34/45

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in thousands of U.S. dollars unless otherwise indicated)

Six months ended June 30, 2007 and 2006 (unaudited)

Statements of operations

Three month period ended June 30, 2007

Corporate and
Regional
Aguablanca Tasiast El Valle Exploration Consolidated
$ $ $ $ $

REVENUES
Sales – Gold operations — — (742) — (742)
Sales – Gold operations –
Nalunaq ore — — — — —
Sales – Nickel operations 50,830 — — — 50,830
50,830 — (742) — 50,088

EXPENSES
Cost of sales – Gold operations — — (2,495) — (2,495)
Cost of sales – Gold
operations – Nalunaq ore — — — — —
Cost of sales – Nickel operations (14,901) — — — (14,901)
Depreciation and amortization
expenses (3,057) (90) (32) (124) (3,303)
Exploration costs (2) — (15) (831) (848)
Administrative and corporate
expenses (566) (974) (645) (1,588) (3,773)
Disposal of El Valle
and Carlés — — — — —
Other income (expense) (59) 230 (60) (1,127) (1,016)
Interest income 492 112 88 26 718
Foreign currency exchange
gain (loss) (1,508) 498 (343) 99 (1,254)
Interest expense and
amortization of financing fees (94) — (13) (7) (114)
Derivatives loss (4,558) 2,266 — — (2,292)
(24,253) 2,042 (3,515) (3,552) (29,278)
Income (loss) before income tax 26,577 2,042 (4,257) (3,552) 20,810
Income tax (expense) benefit (4,747) (14) (911) 1,475 (4,197)
Net income (loss) before
non-controlling interest 21,830 2,028 (5,168) (2,077) 16,613
Non-controlling interest — — — 10 10
Net income (loss) 21,830 2,028 (5,168) (2,067) 16,623

Page 35/45

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in thousands of U.S. dollars unless otherwise indicated)

Six months ended June 30, 2007 and 2006 (unaudited)

Six month period ended June 30, 2007

Corporate and
Regional
Aguablanca Tasiast El Valle Exploration Consolidated
$ $ $ $ $

REVENUES
Sales – Gold operations — — 3,964 — 3,964
Sales – Gold operations –
Nalunaq ore — — — — —
Sales – Nickel operations 108,785 — — — 108,785
108,785 — 3,964 — 112,749

EXPENSES
Cost of sales – Gold operations — — (7,078) — (7,078)
Cost of sales – Gold
operations – Nalunaq ore — — — — —
Cost of sales – Nickel operations (28,300) — — — (28,300)
Depreciation and amortization
expenses (5,869) (172) (174) (223) (6,438)
Exploration costs (5) — (49) (1,363) (1,417)
Administrative and corporate
expenses (1,025) (1,522) (937) (2,467) (5,951)
Disposal of El Valle
and Carlés — — 3,276 — 3,276
Other income (expense) (179) 314 132 (1,187) (920)
Interest income 687 294 131 78 1,190
Foreign currency exchange
gain (loss) (2,199) 760 (167) (1,030) (2,636)
Interest expense and
amortization of financing fees (213) — (69) (16) (298)
Derivatives loss (6,894) (226) — — (7,120)
(43,997) (552) (4,935) (6,208) (55,692)
Income (loss) before income tax 64,788 (552) (971) (6,208) 57,057
Income tax (expense) benefit (10,226) 57 (4,340) 380 (14,129)
Net income (loss) before
non-controlling interest 54,562 (495) (5,311) (5,828) 42,928
Non-controlling interest — — — 45 45
Net income (loss) 54,562 (495) (5,311) (5,783) 42,973

Page 36/45

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in thousands of U.S. dollars unless otherwise indicated)

Six months ended June 30, 2007 and 2006 (unaudited)

Three month period ended June 30, 2006

Corporate and
Regional
Aguablanca Tasiast El Valle Exploration Consolidated
$ $ $ $ $

REVENUES
Sales – Gold operations — — 13,173 — 13,173
Sales – Gold operations –
Nalunaq ore — — 3,260 — 3,260
Sales – Nickel operations 36,855 — — — 36,855
36,855 — 16,433 — 53,288

EXPENSES
Cost of sales – Gold operations — — (8,106) — (8,106)
Cost of sales – Gold
operations – Nalunaq ore — — (4,099) — (4,099)
Cost of sales – Nickel operations (8,065) — — — (8,065)
Depreciation and amortization
expenses (2,026) (43) (1,097) (76) (3,242)
Exploration costs — — (296) (824) (1,120)
Administrative and corporate
expenses (439) (194) (434) (1,165) (2,232)
Accrual for closure of El Valle
and Carlés — — (696) — (696)
Other income (expense) (146) (406) (220) 18 (754)
Interest income 36 17 20 630 703
Gains on disposal of traded
securities — — 1,261 — 1,261
Foreign currency exchange
gain (loss) 23 (433) 19 731 340
Interest expense and
amortization of financing fees (61) (496) 21 (8) (544)
Derivatives loss (20,187) — (613) — (20,800)
(30,865) (1,555) (14,240) (694) (47,354)
Income (loss) before income tax 5,990 (1,555) 2,193 (694) 5,934
Income tax expense — (313) — — (313)
Net income (loss) before
non-controlling interest 5,990 (1,868) 2,193 (694) 5,621
Non-controlling interest — — — 2 2
Net income (loss) 5,990 (1,868) 2,193 (692) 5,623

Page 37/45

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in thousands of U.S. dollars unless otherwise indicated)

Six months ended June 30, 2007 and 2006 (unaudited)

Six month period ended June 30, 2006

Corporate and
Regional
Aguablanca Tasiast El Valle Exploration Consolidated
$ $ $ $ $

REVENUES
Sales – Gold operations — — 20,256 — 20,256
Sales – Gold operations –
Nalunaq ore — — 16,370 — 16,370
Sales – Nickel operations 64,063 — — — 64,063
64,063 — 36,626 — 100,689

EXPENSES
Cost of sales – Gold operations — — (16,121) — (16,121)
Cost of sales – Gold
operations – Nalunaq ore — — (16,471) — (16,471)
Cost of sales – Nickel operations (17,491) — — — (17,491)
Depreciation and amortization
expenses (3,896) (72) (2,045) (139) (6,152)
Exploration costs — — (895) (1,563) (2,458)
Administrative and corporate
expenses (735) (297) (749) (1,908) (3,689)
Accrual for closure of El Valle
and Carlés — — (864) — (864)
Other income (expense) (182) (392) (33) 49 (558)
Interest income 44 29 20 953 1,046
Gains on disposal of traded
Securities — — 1,261 — 1,261
Foreign currency exchange
gain (loss) 310 (419) 165 1,280 1,336
Interest expense and
amortization of financing fees (120) (688) (123) (12) (943)
Derivatives loss (29,391) — (1,147) — (30,538)
(51,461) (1,839) (37,002) (1,340) (91,642)
Income (loss) before income tax 12,602 (1,839) (376) (1,340) 9,047
Income tax expense — (529) — — (529)
Net income (loss) before
non-controlling interest 12,602 (2,368) (376) (1,340) 8,518
Non-controlling interest — — — 11 11
Net income (loss) 12,602 (2,368) (376) (1,329) 8,529

Page 38/45

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in thousands of U.S. dollars unless otherwise indicated)

Six months ended June 30, 2007 and 2006 (unaudited)

Balance sheet

As at June 30, 2007

Corporate and
Regional
Aguablanca Tasiast El Valle Exploration Consolidated
$ $ $ $ $

ASSETS
Current
Cash and cash equivalents 66,177 7,965 2,741 18,444 95,327
Restricted cash 2,266 — 3,586 148 6,000
Inventories and stockpiled ore 12,748 2,301 — 34 15,083
Accounts receivable and
other current assets 18,527 289 948 1,404 21,168
Current portion future
Income taxes 5,796 — — 9 5,805
Total current assets 105,514 10,555 7,275 20,039 143,383
Mineral properties, net 87,852 140,838 (21) 19,309 247,978
Other assets 599 — 93 300 992
Long-term investments in
traded securities — — — 63,365 63,365
Future income taxes — — 987 4,029 5,016
193,965 151,393 8,334 107,042 460,734

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Short-term bank debt
and accrued interest and current
portion of long-term debt 63 15,085 98 30 15,276
Accounts payable and
accrued liabilities 53,538 6,944 2,113 3,148 65,743
Total current liabilities 53,601 22,029 2,211 3,178 81,019
Other long-term liabilities 6,199 9,349 4,567 1,407 21,522
Long-term debt 5,592 24,985 80 252 30,909
Future income tax liabilities 4,901 2,965 — 1,985 9,851
Total liabilities 70,293 59,328 6,858 6,822 143,301

Non-controlling interest — — — 399 399

Shareholders' equity and
intercompany debt 123,672 92,065 1,476 99,821 317,034
193,965 151,393 8,334 107,042 460,734

Supplemental information
Expenditures on mineral properties 3,064 20,805 32 38 23,939
Acquisition of long-term investments
in traded securities — — — 3,929 3,929

Page 39/45

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in thousands of U.S. dollars unless otherwise indicated)

Six months ended June 30, 2007 and 2006 (unaudited)

As at December 31, 2006

Corporate and
Regional
Aguablanca Tasiast El Valle Exploration Consolidated
$ $ $ $ $

ASSETS
Current
Cash and cash equivalents 40,135 21,358 10,702 7,579 79,774
Restricted cash 2,189 — 54 124 2,367
Inventories and stockpiled ore 9,242 158 4,376 49 13,825
Accounts receivable and
other current assets 8,838 747 2,423 1,482 13,490
Current portion future
Income taxes 4,781 — 222 9 5,012
Total current assets 65,185 22,263 17,777 9,243 114,468
Mineral properties, net 87,797 120,525 1,631 15,483 225,436
Other assets 885 53 248 311 1,497
Long-term investments in
traded securities — — — 27,653 27,653
Future income taxes 3,086 — 4,168 5,605 12,859
156,953 142,841 23,824 58,295 381,913

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Short-term bank debt
and accrued interest and current
portion of long-term debt 35 7,630 86 21,924 29,675
Accounts payable and
accrued liabilities 36,439 5,639 10,068 1,872 54,018
Total current liabilities 36,474 13,269 10,154 23,796 83,693
Other long-term liabilities 12,333 8,249 4,329 796 25,707
Long-term debt 5,377 32,902 118 259 38,656
Future income tax liabilities — 3,228 — — 3,228
Total liabilities 54,184 57,648 14,601 24,851 151,284

Non-controlling interest — — — 347 347

Shareholders' equity and
intercompany debt 102,769 85,193 9,223 33,097 230,282
156,953 142,841 23,824 58,295 381,913

Supplemental information
Expenditures on mineral properties 12,192 54,273 175 692 67,332
Acquisition of long-term investments
in traded securities — — — 29,531 29,531
Disposal of long-term investments
in traded securities — — (2,419) — (2,419)

Page 40/45

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in thousands of U.S. dollars unless otherwise indicated)

Six months ended June 30, 2007 and 2006 (unaudited)

Statements of Cash Flows

Three month period ended June 30, 2007

Corporate and
Regional
Aguablanca Tasiast El Valle Exploration Consolidated
$ $ $ $ $

Cash provided by (used in)
operating activities 37,891 (2,813) (2,641) (1,114) 31,323
Cash provided by (used in)
investing activities (1,439) (10,563) 131 (153) (12,024)
Cash provided by (used in)
financing activities and
intercompany transactions (15,709) 10,308 (2,547) 12,775 4,827
Foreign exchange gain (loss) on
cash and cash equivalents
held in foreign currency (2,415) (490) 314 2,074 (517)
Net increase (decrease) in cash
and cash equivalents during
the period 18,328 (3,558) (4,743) 13,582 23,609
Cash and cash equivalent,
beginning of period 47,849 11,523 7,484 4,862 71,718
Cash and cash equivalent,
end of period 66,177 7,965 2,741 18,444 95,327

Six month period ended June 30, 2007

Corporate and
Regional
Aguablanca Tasiast El Valle Exploration Consolidated
$ $ $ $ $

Cash provided by (used in)
operating activities 68,907 (2,659) (6,275) (3,416) 56,557
Cash provided by (used in)
investing activities (3,085) (20,805) 1,651 (4,174) (26,413)
Cash provided by (used in)
financing activities and
intercompany transactions (38,022) 10,748 (3,743) 15,512 (15,505)
Foreign exchange gain (loss) on
cash and cash equivalents
held in foreign currency (1,758) (677) 406 2,943 914
Net increase (decrease) in cash
and cash equivalents during
the period 26,042 (13,393) (7,961) 10,865 15,553
Cash and cash equivalent,
beginning of period 40,135 21,358 10,702 7,579 79,774
Cash and cash equivalent,
end of period 66,177 7,965 2,741 18,444 95,327

Page 41/45

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in thousands of U.S. dollars unless otherwise indicated)

Six months ended June 30, 2007 and 2006 (unaudited)

Three month period ended June 30, 2006

Corporate and
Regional
Aguablanca Tasiast El Valle Exploration Consolidated
$ $ $ $ $

Cash provided by (used in)
operating activities 14,202 (710) 4,074 (2,812) 14,754
Cash provided by (used in)
investing activities (340) (18,037) 2,311 (49) (16,115)
Cash provided by (used in)
financing activities and
intercompany transactions (5,068) 64,248 (8,829) (12,543) 37,808
Foreign exchange gain (loss) on
cash and cash equivalents
held in foreign currency 181 (5) 16 823 1,015
Net increase (decrease) in cash
and cash equivalents during
the period 8,975 45,496 (2,428) (14,581) 37,462
Cash and cash equivalent,
beginning of period 8,894 1,735 6,815 17,298 34,742
Cash and cash equivalent,
end of period 17,869 47,231 4,387 2,717 72,204

Six month period ended June 30, 2006

Corporate and
Regional
Aguablanca Tasiast El Valle Exploration Consolidated
$ $ $ $ $

Cash provided by (used in)
operating activities 21,013 (925) 43 (3,545) 16,586
Cash provided by (used in)
investing activities (3,065) (29,464) 2,232 (1,216) (31,513)
Cash provided by (used in)
financing activities and
intercompany transactions (11,847) 77,525 (10,554) (23,375) 31,749
Foreign exchange gain (loss) on
cash and cash equivalents
held in foreign currency 176 — 303 1,280 1,759
Net increase (decrease) in cash
and cash equivalents during
the period 6,277 47,136 (7,976) (26,856) 18,581
Cash and cash equivalent,
beginning of period 11,592 95 12,363 29,573 53,623
Cash and cash equivalent,
end of period 17,869 47,231 4,387 2,717 72,204

Page 42/45

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in thousands of U.S. dollars unless otherwise indicated)

Six months ended June 30, 2007 and 2006 (unaudited)

12.

SALES

The detail of sales for the three month period ended June 30, 2007 is as follows:

Sales –
Sales – Gold operations – Sales –
Gold operations Nalunaq ore Nickel operations Total
$ $ $ $

Primary products (a) (439) — 57,186 56,747
By-products (b) (25) — 13,026 13,001
Smelting, refining and transportation
paid to third parties (278) — (19,382) (19,660)
(742) — 50,830 50,088

(a) Gold for gold operations and nickel for nickel operations.

(b) Copper and silver for gold operations and copper, platinum, palladium and cobalt for nickel operations.

The detail of sales for the six month period ended June 30, 2007 is as follows:

Sales –
Sales – Gold operations – Sales –
Gold operations Nalunaq ore Nickel operations Total
$ $ $ $

Primary products (a) 3,496 — 131,179 134,675
By-products (b) 1,271 — 23,026 24,297
Smelting, refining and transportation
paid to third parties (803) — (45,420) (46,223)
3,964 — 108,785 112,749

(a) Gold for gold operations and nickel for nickel operations.

(b) Copper and silver for gold operations and copper, platinum, palladium and cobalt for nickel operations.

The detail of sales for the three month period ended June 30, 2006 is as follows:

Sales –
Sales – Gold operations – Sales –
Gold operations Nalunaq ore Nickel operations Total
$ $ $ $

Primary products (a) 9,597 3,260 36,777 49,634
By-products (b) 4,752 — 13,876 18,628
Smelting, refining and transportation
paid to third parties (1,176) — (13,798) (14,974)
13,173 3,260 36,855 53,288
(a) Gold for gold operations and nickel for nickel operations.

(b) Copper and silver for gold operations and copper, platinum, palladium and cobalt for nickel operations.

Page 43/45

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in thousands of U.S. dollars unless otherwise indicated)

Six months ended June 30, 2007 and 2006 (unaudited)

The detail of sales for the six month period ended June 30, 2006 is as follows:

Sales –
Sales – Gold operations – Sales –
Gold operations Nalunaq ore Nickel operations Total
$ $ $ $

Primary products (a) 15,262 16,370 65,747 97,379
By-products (b) 6,852 — 22,717 29,569
Smelting, refining and transportation
paid to third parties (1,858) — (24,401) (26,259)
20,256 16,370 64,063 100,689

(a) Gold for gold operations and nickel for nickel operations.

(b) Copper and silver for gold operations and copper, platinum, palladium and cobalt for nickel operations.

13.

COST OF SALES

The detail of cost of sales for the three month period ended June 30, 2007 is as follows:

Cost of sales -
Cost of sales - Gold operations - Cost of sales -
Gold operations Nalunaq ore Nickel operations Total
$ $ $ $

Mining expenses 1,122 — 5,609 6,731
Purchase of gold ore — — — —
Plant expenses 943 — 7,877 8,820
Smelting, refining and transportation 203 — 673 876
Royalties — — 1,016 1,016
Variation in inventories of final products 227 — (274) (47)
2,495 — 14,901 17,396

The detail of cost of sales for the six month period ended June 30, 2007 is as follows:

Cost of sales -
Cost of sales - Gold operations - Cost of sales -
Gold operations Nalunaq ore Nickel operations Total
$ $ $ $

Mining expenses 2,262 — 9,758 12,020
Purchase of gold ore — — — —
Plant expenses 1,742 — 15,486 17,228
Smelting, refining and transportation 315 — 1,315 1,630
Royalties — — 2,175 2,175
Variation in inventories of final products 2,759 — (434) 2,325
7,078 — 28,300 35,378

Page 44/45

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in thousands of U.S. dollars unless otherwise indicated)

Six months ended June 30, 2007 and 2006 (unaudited)

The detail of cost of sales for the three month period ended June 30, 2006 is as follows:

Cost of sales -
Cost of sales - Gold operations - Cost of sales -
Gold operations Nalunaq ore Nickel operations Total
$ $ $ $

Mining expenses 7,011 — 2,116 9,127
Purchase of gold ore — 758 — 758
Plant expenses 2,943 — 5,960 8,903
Smelting, refining and transportation 96 — 498 594
Royalties — — 737 737
Variation in inventories of final products (1,944) 3,341 (1,246) 151
8,106 4,099 8,065 20,270

The detail of cost of sales for the six month period ended June 30, 2006 is as follows:

Cost of sales -
Cost of sales - Gold operations - Cost of sales -
Gold operations Nalunaq ore Nickel operations Total
$ $ $ $

Mining expenses 12,640 — 3,986 16,626
Purchase of gold ore — 14,303 — 14,303
Plant expenses 5,021 818 11,596 17,435
Smelting, refining and transportation 128 — 1,110 1,238
Royalties — — 1,281 1,281
Variation in inventories of final products (1,668) 1,350 (482) (800)
16,121 16,471 17,491 50,083

Page 45/45